Filed by General Motors Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: General Motors Corporation
Commission File No. 001-00143
Hughes Electronics Corporation
Commission File No. 000-26035

Banc of America Securities
Media, Telecom & Entertainment Conference

Jack Shaw
President and Chief Executive Officer, HUGHES

May 21, 2003

HUGHES

•	Thank you [Doug] for the introduction and thanks to everyone for joining us here today.
•	It is my understanding that I am to limit my presentation to 10 to 15 minutes so that I leave plenty of time for your questions. So, to keep within that time frame, I will spend just a few minutes presenting an overview of our businesses and our 2003 objectives. I'll then move on to discuss DIRECTV in the U.S in more detail and conclude with a brief discussion on the transaction we announced with News Corp.

SEC Guidelines

HUGHES

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interest in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

•   As is customary, I’m obligated to present the following slides.

•   [Pause for a few seconds]

SEC Guidelines - Cont.

HUGHES

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America LLC, Hughes' 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

•   [Pause for a few seconds]

HUGHES Overview

HUGHES

2002 Revenues ~$8.9B

DIRECTV®

2002 Revenues ~ $6.4B

HUGHES NETWORK SYSTEMS

2002 Revenues ~ $1.2B

PanAmSat

2002 Revenues ~ $0.8B

DIRECTV LATIN AMERICA

2002 Revenues ~ $0.7B

•	Let's begin with a quick snapshot of the HUGHES businesses which generated nearly $9 billion in revenue last year.
•	In the United States, with over 11.4 million customers, DIRECTV is the entertainment service of choice for nearly one in every nine television households in the country. In Latin America, DIRECTV serves more than 1.5 million customers. To address its financial and operational challenges, earlier this year DIRECTV Latin America filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. This process is going as expected and DIRECTV Latin America is hopeful these proceedings will allow the company to become more competitive and achieve profitability.
•	Hughes Network Systems--or HNS--with revenues of about $1.2 billion in 2002, is the world's leading provider of satellite-based broadband services to both enterprises and consumers. On the enterprise side, we have a base of more than 400,000 terminals installed or ordered by blue-chip customers spanning the globe. For consumers, we provide Internet broadband services via satellite to more than 150,000 subscribers. In addition, HNS is a key supplier of set-top boxes for DIRECTV and is also leading the effort to develop the next generation satellite broadband platform called SPACEWAY.
•	And finally, there's PanAmSat, which is 81-percent owned by HUGHES and trades on the NASDAQ under the ticker symbol "SPOT". PanAmSat operates one of the world's largest satellite fleets, generates EBITDA margins over 70 percent and boasts a backlog of nearly $5.5 billion in long-term contracts.
•

Across all of these businesses, we're sharply focused on reducing expenses while improving profitability and cash flow, and our recent operating results provide the best evidence that we're on the right track.

Strong Q1 Results

HUGHES

- Exceeded Guidance for All Key Metrics
- Generated Positive Operating Profit During the Quarter
  - First time in 4 years
- Provided Positive Cash Flow

Metric	Q1'02	Q1'03	Change
Revenue ($M)	$2,025	$2,227	10%
EBITDA[1] ($M)	$165	$305	85%
Operating Profit ($M)	$(88)	$42	$130
Cash Flow[2] ($M)	$(77)	$53	$130

- Increased HUGHES Full-Year Guidance for Revenues, EBITDA, Operating Profit and Cash

Results Validate Operating Strategy of Profitable Growth

(1) Please see our website (www.hughes.com) for the most directly comparable GAAP financial measure.
(2) Cash flow is defined as cash flows from operating activities less cash flows from investing activities.

•	Simply put, we had an excellent first quarter in every key financial metric and we exceeded both internal and external expectations for revenues, EBITDA and cash.
•	In addition, we generated positive operating profit during the quarter for the first time in four years and also generated cash from our operations.
•	Perhaps the most important 'take-away' from these first quarter results, however, is the validation of our operating strategy to grow our businesses profitably. I believe we've found the right balance between top-line growth, operating profitability and cash flow.
•	And as a result, we've increased our 2003 full-year guidance for all of these key metrics.

Key Objectives for 2003

- **Continue Outstanding DIRECTV US Performance**
  - Increase EBITDA ~40% over 2002
  - Generate >$200M in cash flow
- **Improve Financial Performance at other HUGHES Businesses**
  - Successfully reorganize DIRECTV Latin America
  - Achieve EBITDA break-even at Hughes Network Systems
  - Continue to streamline PanAmSat cost structure; exploit growth opportunities
- **Successfully Complete News Corp. Transaction**

Revenue ($B)
DIRECTV
Other
$8.3
$8.9
$9.5-$9.6
$5.6
$6.4
~$7.3
2001
2002
2003E

EBITDA ($M)
DIRECTV
Other
$390
$668
$1,150-$1,200
$216
$654
~$900
2001
2002
2003E

Cash Flow(1) ($B)
2001
2002
2003E
$0.2
($0.4)
($1.6)
($0.4)
($0.2)
DIRECTV
Other

(1) Cash flow is defined as cash flows from operating activities less cash flows from investing activities. 2002 excludes $600M gain from EchoStar settlement.

•	To meet these targets, we will focus on the following objectives:
	›	First, as I will explain in more detail in a moment, DIRECTV US is expected to generate substantial gains in EBITDA and cash.
	›	Next, we expect to successfully re-organize DIRECTV Latin America.
	›	And at HNS, we're targeting to be EBITDA break-even this year.
	›	Finally at PanAmSat, we're sharply focused on continuing to reduce costs while capitalizing on opportunities for growth.
•	By accomplishing these objectives, we expect to attain:
	›	Solid revenue growth to $9.5 to $9.6 billion.
	›	And 70 percent-plus growth in EBITDA to $1.15 to $1.2 billion.
•	In addition to spending a lot of time keeping the businesses focused on operational excellence, we're also going to be working diligently to complete the transaction with News Corp., which as you may know, was announced last month.

DIRECTV U.S. - Industry Leader

- **Largest DBS Provider; 2nd Largest Multi-channel Provider**
- **Industry Leading Video ARPU**
  - ~$60/month in 2002
- **Extensive Distribution Network**
  - 30,000 retail points of presence
- **Nationwide Installation Capability**

Multi-channel TV Providers

Comcast 21.3
DIRECTV 11.4
AOL TimeWarner 10.9
EchoStar 8.5
Charter 6.5
Cox 6.3
Adelphia 5.7
Cablevision 3.0
(Subs in millions as of Q1 '03)

Multi-channel Video ARPU

$/Month/Sub
2000: $57.70 $45.30 $43.00
2001: $58.70 $49.30 $46.30
2002: $59.80 $49.30 $49.90
DIRECTV
EchoStar
Cable Average(1)

(1) Cable Average includes all cable operators' revenue derived from core cable operations plus digital video services divided by total basic subscribers.
Source: Deutsche Bank Equity Research

•	Now, I'd like to switch gears and talk in more detail about DIRECTV in the U.S., which is the key value driver for HUGHES.
•	DIRECTV U.S. is the world's leading provider of direct-to-home digital television and we're also the second largest multi-channel provider here in the states.
•	We continue to enjoy the industry's highest video ARPU--or average revenue per customer. Last year, our ARPU of nearly $60 per month was driven by the most extensive collection of programming available in the multi-channel industry.
•	We also have a robust nationwide distribution and installation network that help drive demand for nearly 3 million gross new customers per year.

Attractive Multi-channel Market

- **Large and Growing Addressable Market**
  - Current DBS market share only ~20% of total television households
  - Significant growth potential

- **DBS Market Share Growing at the Expense of Cable**

2002 TV Households - 107M

Other
20M
DBS
19M
Cable
68M

% DBS Multi-channel Share

CAGR = 21%
9
13
15
18
20
1998
1999
2000
2001
2002

% Cable Multi-channel Share

CAGR = (2)%
85
83
80
78
77
1998
1999
2000
2001
2002

Source: FCC Report December 2002

•	Looking at our market, we believe we have an inherent advantage over cable in terms of subscriber growth opportunities, because we have a nationwide footprint.
•	The multi-channel market continues to grow each year and the DBS market share is still only around 20 percent--so we still have lots of room for continued growth.
•	And with our superior programming, customer service and value proposition, we've been able to exploit these advantages over the years. Between 1998 and 2002, the DBS share of the multi-channel TV industry grew at a compounded annual growth rate in excess of 20 percent while cable's subscriber base declined approximately 2 percent annually during this time.

Operating Strategy is Driving Results

- **Pursuing Profitable Growth Strategy that Emphasizes Subscriber Returns**
  - Improved subscriber acquisition model
  - #1 ranked customer service
  - Increasing penetration of multiple set-tops and DVRs
  - Lower cost structure
  - Local channel expansion

Metric[(1)]	Q1'02	Q1'03	Change
Revenue ($M)	$1,466	$1,708	16%
EBITDA ($M)	$94	$230	145%
Operating Profit ($M)	$9	$106	$97
Cash Flow[(2)] ($M)	$(12)	$250	$262
ARPU	$56.70	$59.10	$2.40
SAC	$510	$545	$(35)
Churn	1.6%	1.5%	10 b.pts.
Pre Tax IRR	46%[(3)]	50%[(4)]	400 b.pts.

(1) DIRECTV stand-alone results
(2) Cash flow is defined as cash flows from operating activities less cash flows from investing activities
(3) Assumptions: SAC $510; Churn 1.6%; Margin 38%; ARPU $56.70
(4) Assumptions: SAC $545; Churn 1.5%; Margin 41%; ARPU $59.10

•	Turning to operations, about a year and a half ago, we made a conscious decision to re-focus the financial direction of DIRECTV to significantly increase cash flow and improve subscriber returns versus a previous strategy that placed a much greater emphasis on aggressive subscriber growth.
•	Although we continue to grow our subscriber base by acquiring high quality customers, we believe we can create the most value by focusing on DIRECTV's key operating metrics, namely lowering customer churn, increasing ARPU and reducing costs.
•	We're accomplishing these through such things as:
› Focusing on customer service as evidenced by our #1 ranking in customer service by J.D. Power.
› Increasing the penetration of multiple set-top receivers, which is now nearly 2 boxes per home for new customers and
› Expanding local channel service to approximately 68 percent of all television households.
•	With these accomplishments, revenue in the first quarter grew by more than 16 percent, EBITDA more than doubled to an all-time record of $230 million and we generated $250 million in cash.
•	However, I believe our best days are still in front of us.

Strategy for Driving Growth

- Differentiate Service Offering
- Exploit Value Proposition vs. Cable
- Expand Local Channel Service
- Lower Cost Structure
- Introduce New Services

Targeting
Superior Financial Returns
Sustained Subscriber Growth

•	On this chart, I’ve listed the key drivers of our future growth.
•	First and foremost, we will continue to capitalize on our competitive advantages, namely that we are 100 percent digital and have exclusive programming, award winning customer service and an extremely compelling value proposition versus cable.
•	We also expect to see new growth when we expand our local market coverage later this year to an additional 18 million television homes bringing the total coverage to 84 percent of the nation.
•	And in addition to on-going efforts to reduce our cost structure, we’re also committed to aggressively rolling-out new services like digital video recorders and high definition TV.

DIRECTV U.S. Financial Outlook – Continued Strong Growth

Subscribers (M)
CAGR ~10%
9.1
7.4
10.3
8.4
11.2
9.5
12.0-12.1
10.3-10.4
2000
2001
2002
2003E
O&O
NRTC

Revenue ($B)
CAGR ~15%
$4.7
$5.6
$6.4
~$7.3
2000
2001
2002
2003E

EBITDA ($M)
EBITDA Margin
$122
3%
$216
4%
$654
10%
~$900
~12%
2000
2001
2002
2003E

•	And with these strategies, we’re anticipating strong financial results in the years ahead.
•	Although most cable operators are projecting little--if any--subscriber growth, we expect to grow our owned and operated subscriber base by about 9 percent in 2003 by adding 800 to 850 thousand net new customers.
•	With the growing subscriber base and an expected increase in ARPU, we believe revenues will grow by about 13 percent to approximately $7.3 billion and EBITDA will expand by about 35 percent to approximately $900 million.
•	Beyond 2003, we expect to see continued solid revenue growth driven by our growing subscriber base and ARPU. And due to the significant operating leverage in this business, EBITDA margins are expected to increase very rapidly.
•	As these metrics continue to move in the right direction, so does perhaps the most important driver of DIRECTV’s valuation...cash flow...

DIRECTV U.S. Cash Flow at an Inflection Point

Cash Flow ($M)[1]

>$200
$(6)
$(406)
$(932)
2000
2001
2002
2003E

Key Drivers

- A Large and Growing Subscriber Base
- Increasing ARPU
- Expanding EBITDA Margins
- Reduced Capital Expenditures

(1) Cash flow is defined as cash flows from operating activities less cash flows from investing activities

•	...which shows DIRECTV to be on the cusp of realizing its vast potential as a powerful cash generating business.
•	We're anticipating at least $200 million in cash flow this year, and in the future, we expect cash flow to accelerate rapidly due to the revenue growth, expanding EBITDA margins and declining capital expenditures.

•	Before wrapping-up, I'd like to spend a few moments on the transaction we announced last month with News Corp.
•	This transaction brings together companies that have unrivaled experience and expertise in satellite television, media and broadcasting services.

Pro Forma Ownership

HUGHES

News Corporation
2.3%
8.2%
82.1%
GM
General Motors
FOX
Fox Entertainment Group
HUGHES
Shareholders
34.0%
HUGHES
66.0%

Note: Indicative ownership as of April 9, 2003. Consideration of News Corp. ADRs and/or cash assumes 100% stock consideration to HUGHES shareholders and 20% stock consideration to GM. Assumes no additional GMH shares issued prior to transaction completion. Stock issued based on midpoint of collar of $22.40

•	In the transaction, General Motors will split-off HUGHES and sell its approximately 19.9 percent interest in HUGHES to News Corp. for about $3.8 billion, or $14 per GMH share. At the same time, HUGHES' public shareholders will exchange their shares in the current GMH tracking stock for asset-based shares in the new HUGHES.
•	News Corp. will then acquire an additional 14.1 percent stake in HUGHES from the HUGHES shareholders through a mandatory exchange of a portion of their HUGHES shares received in the split-off at a price valued at $14 per share, payable in News Corp. ADRs, and/or cash, at News Corp.'s option.
•	At closing, News Corp.'s 34 percent interest in HUGHES will then be transferred to the Fox Entertainment Group, which will be about 82 percent owned by News Corp.
•	After obtaining the necessary shareholder and regulatory approvals, we hope to complete the transaction by the end of this year.

News Corp. Transaction Benefits GMH Shareholders

HUGHES

- **Creates an Independent HUGHES and Eliminates Tracking Stock Structure**
  - Aligns full voting rights and economic interests
  - Expecting enhanced shareholder value
- **Resolves Uncertainty Regarding HUGHES Ownership and Timing of Merger/Split-off**
- **Significant Premium to Market Expected for Shares Acquired**
  - 22% Premium as of April 9th Announcement Date
- **News Corp./Fox will be Excellent Partners with Proven Track Record in Media, Content and Distribution**
- **HUGHES Shareholders Have Opportunity to Participate in Long-term Value Creation from Affiliation with News Corp./Fox**

•	I am convinced that this transaction gives us a great opportunity to elevate HUGHES to the next level of growth and profitability. And shareholders in HUGHES can benefit from this transaction for several reasons.
•	First, the split-off will convert HUGHES into an asset-based security, thus eliminating the tracking stock discount that we believe has hurt the stock's performance over the years. Additionally, closing the transaction will resolve investors' long-standing concerns about HUGHES ownership uncertainty.
•	Shareholders will also receive a significant premium on about 17.6 percent of their HUGHES shares acquired by News Corp., subject to a collar, and will have the opportunity to participate in the value created through the alignment with a leading global media and content company.
•	In News Corp. and Fox, we'll have an affiliation with terrific companies that have a proven track record in developing innovative businesses and expanding markets. And importantly, we will now have an owner who has the same passion for this business as we do.

Investment Highlights

HUGHES

- **HUGHES Expects to Achieve Rapidly Accelerating EBITDA and Substantial Cash Flow Growth**
- **DIRECTV US: Premier Brand and Market Leader in Expanding DBS Industry**
  - #1 DBS provider and #2 multi-channel video provider
  - Significant market share gains versus cable
  - 100% digital nationwide platform; superior technology creates powerful distribution channel
- **Disciplined Management Team Focused on Pursuit of Profitable Growth**
  - DIRECTV is pursuing double-digit revenue growth and rapidly expanding EBITDA margins
  - Unlocking intrinsic values of ancillary businesses while minimizing capital requirements
- **Transaction with News Corp. Expected to Enhance HUGHES' Competitive Position**

•	So, in closing, I'd like to recap why I believe HUGHES is a terrific investment opportunity.
•	First, driven by a DIRECTV U.S. business that's running full throttle, HUGHES expects to deliver rapidly accelerating EBITDA and significant cash flow growth.
•	In DIRECTV U.S., we have the premier brand and market leader in an expanding industry with significant growth potential.
•	We also have an experienced, disciplined management team that is keenly focused on streamlining operations and improving efficiencies to pursue profitable growth.
•	And finally, we believe that the transaction with News Corp. will take HUGHES to the next level of growth and profitability.
•	That concludes my prepared remarks. Now, I'll open it up for questions and answers.